Exhibit 99.1

Consolidated Unaudited Financial Statements of Check-Cap Ltd.

As of and for the six months ended June 30, 2025.

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	(Unaudited) June 30, 2025	December 31, 2024
	Unaudited	Audited

Assets

Current assets
Cash and Cash Equivalent	$1,155	$-
Short-term Bank Deposit	261	265
Total current assets	$1,416	$265

Non-current assets
Investments	4,278	-
Property and equipment, net	-	-
Right of Use Assets	70	112
Total non-current assets	$4,348	$112
Total assets	$5,764	$377

Liabilities and shareholders’ equity

Current liabilities
Accounts Payable
Trade	$674	$492
Other	782	793
Employees and payroll accruals	406	406
Operating lease liabilities - current	123	120
Total current liabilities	$1,985	$1,811
Operating lease liabilities - non-current	16	16
Total non-current liabilities	$16	$16
Total liabilities	$2,001	$1,827

Shareholders’ (Deficit) Equity
Share Capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of June 30, 2025, and December 31, 2024; 5,850,906 shares issued and outstanding as of June 30, 2025, and December 31, 2024)	83,751	83,751
Additional Paid-in Capital	84,809	84,809
Retained Earnings	(164,797)	(170,010)
Total shareholders’ (deficit) equity	$3,763	$(1,450)
Total liabilities and shareholders’ equity	$5,764	$377

See accompanying notes to unaudited consolidated financial statements.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	(Unaudited) Six months ended June 30,
	2025	2024

Research and development expenses, net	$-	$335
General and administrative expenses	1,330	6,484
Impairment of loans receivable	-	-
Impairment of fixed assets	-	-
Operating income (loss)	(1,330)	(6,819)

Other income (expense):
Income on Debt Extinguishment and Conversion	6,525	-
Finance Income, net	18	507
Income (loss) before income tax	$5,213	$(6,312)

Net income (loss) for the period	$5,213	$(6,312)
Income/(loss) per share:
Net income (loss) per ordinary share - basic and diluted	$0.89	$(1.08)

Weighted average number of ordinary shares outstanding - basic and diluted	5,850,906	5,850,799

See accompanying notes to unaudited consolidated financial statements.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Number of Ordinary Shares	Amount	Additional paid-in capital	Accumulated deficit	Total Shareholders’ Equity
Balance as of January 1, 2025	5,850,906	$83,751	$84,809	$(170,010)	$(1,450)
RSU vesting	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Net gain	-	-	-	5,213	5,213
Balance as of June 30, 2025 (unaudited)	5,850,906	$83,751	$84,809	$(164,797)	$3,763

Balance as of January 1, 2024	5,850,555	$83,746	$84,802	$(144,861)	$23,687
RSU vesting	487	7	(7)	-	-
Share-based compensation	-	-	(198)	-	(198)
Net loss	-	-	-	(6,312)	(6,312)
Balance as of June 30, 2024 (unaudited)	5,851,042	$83,753	$84,597	$(151,173)	$17,177

See accompanying notes to unaudited consolidated financial statements.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	(Unaudited) Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$5,213	$(6,312)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	-	25
Impairment of loans receivable	-	-
Impairment of fixed assets	-	-
Share-based compensation	-	(198)
Financial expense (income), net	-	-
Changes in assets and liabilities items:
Operation leasing	42	-
Decrease (increase) in investments and non-current assets	(4,278)	(30)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	174	(86)
Increase (decrease) in employees and payroll accruals	-	(331)
Decrease in royalties provision	-	-
Net cash used in operating activities	$1,151	$(6,932)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	-
Increase (decrease) in loans receivable	-	-
Changes (investment) in short-term bank and other deposits	4	15,912
Net cash provided in (used in) investing activities	$4	$15,912

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	-	-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	-
Options exercise	-	-
Net cash provided by financing activities	$-	$-

Net increase (decrease) in cash, cash equivalents and restricted cash	$1,155	$8,980
Cash, cash equivalents and restricted cash at the beginning of the year	$-	$8,844
Cash, cash equivalents and restricted cash at the end of the year	$1,155	$17,824

See accompanying notes to unaudited consolidated financial statements.

CHECK-CAP LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

Note 1 – General Information

Check-Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel and historically engaged in the research, development and clinical evaluation of the C-Scan System, a capsule-based colorectal cancer screening technology. Following negative outcomes from calibration studies and adverse regulatory guidance, the Company discontinued all research and development activities during 2023 and 2024, terminated all clinical programs, and substantially wound down operating activities.

The Company’s primary focus in 2024 and 2025 has been the evaluation and execution of strategic alternatives, including a corporate restructuring, cash preservation, and a proposed business combination with MBody AI Corp., a Nevada corporation (“MBody AI”).

The Company has two wholly owned subsidiaries:

●	Check-Cap US Inc., a Delaware corporation

●	Check-Cap Canada Inc., incorporated April 9, 2024

The Company’s shares trade on the Nasdaq Capital Market under the symbol “CHEK.”

Note 2 – Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) applicable to interim financial information and the instructions to Form 6-K and Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required for complete annual financial statements and should be read together with the audited consolidated financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position and results of operations have been included. All such adjustments are of a normal recurring nature unless otherwise noted.

These unaudited condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. See Note 4.

Note 3 – Significant Accounting Policies

The accounting policies applied in these interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2024. There have been no material changes to accounting policies during the period.

The following policies are referenced because they are relevant to the interim period:

1.	Use of Estimates – Preparation of financial statements requires management to make estimates and assumptions, including assumptions regarding credit losses, recoverability of assets, lease liabilities, and tax provisions.

2.	Principles of Consolidation - These financial statements include the accounts of Check-Cap Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances are eliminated.

3.	Functional and Presentation Currency - The U.S. dollar is the functional and reporting currency of the Company and all subsidiaries.

4.

Cash, Cash Equivalents, and Short-Term Deposits -Cash equivalents include highly liquid deposits with original maturities of three months or less.

Short-term bank deposits include deposits with original maturities between three months and one year.

5.	Leases – The Company accounts for leases in accordance with ASC 842. Lease liabilities represent future lease payments, discounted at the Company’s incremental borrowing rate.

6.	Financial Instruments – The Company holds financial assets consisting primarily of cash and long-term investments related to Apollo Technology Capital Corp. These assets are measured at amortized cost and reviewed for indicators of impairment.

7.	Share-Based Compensation - Share-based compensation is measured at grant-date fair value under ASC 718 and expensed over vesting. No awards vested or were issued during the interim period.

Note 4 – Going Concern

As of June 30, 2025, the Company had total assets of USD 5.764 million, accumulated deficits of USD 164.797 million, negative working capital, and minimal ongoing revenue-generating operations. Management continues to evaluate the Company’s ability to continue as a going concern.

The Company is dependent on the completion of the planned reverse merger with MBody AI Corp. and on the receipt of future financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments relating to the recoverability of assets or classification of liabilities that might result from the outcome of this uncertainty.

Note 5 – Loan Receivable From Apollo Technology Capital Corp., Impairment, Reversal, and Set-Off

Initial Impairment (December 2024)

During the year ended December 31, 2024, the Company fully impaired its loan receivable from Apollo Technology Capital Corp. (“Apollo”), formerly Nobul AI Corp., because Apollo exhibited severe financial distress, recurring losses, and negative working capital. Based on conditions existing as of December 31, 2024 and in accordance with ASC 310 (Receivables), management recorded a full impairment, reducing the carrying value of the loan to zero.

Reversal of Impairment (June 2025)

During the six months ended June 30, 2025, new information regarding Apollo’s financial condition became available, including management’s valuation analysis dated September 2025, which estimated Apollo’s equity value at approximately USD 87 million as of June 30, 2025. This represented a significant improvement compared to year-end 2024 conditions.

Management determined that the original impairment indicators no longer existed and the previously impaired receivable should be re-recognized in accordance with ASC 310-10-35-23 (subsequent increase in expected future cash flows). Accordingly, the Company reinstated the recoverable portion of the loan.

Right of Set-Off and Net Presentation

The Company and Apollo also completed a reconciliation of reciprocal balances. Management determined that:

1.	The Company has a legally enforceable right of set-off under applicable law and contractual agreements.

2.	The Company intends to settle the balances on a net basis.

Accordingly, the reciprocal positions were offset under ASC 210-20 (Balance Sheet Offsetting). The net balance of USD 4.278 million is reflected under “Investments” within non-current assets on the condensed consolidated balance sheet.

No impairment charge or credit loss is recorded in the current interim period.

Nature of the Loan and Expected Settlement

No new advances were made during the interim period. The reinstated receivable and set-off relate solely to the reversal of the prior impairment and the updated net position between the parties.

Note 6 – Leases

The Company leases administrative office space. Lease arrangements are accounted for under ASC 842.

●	Right-of-use assets totaled USD 70 thousand at June 30, 2025.

●	Lease liabilities totaled USD 139 thousand, of which USD 123 thousand is current and USD 16 thousand is long term.

●	Lease expense for the six months ended June 30, 2025 was USD 42 thousand.

Note 7 – Share Capital and Share-Based Compensation

No ordinary shares, warrants, RSUs, or stock options were issued, granted, vested, or exercised during the six months ended June 30, 2025.

Total ordinary shares outstanding at June 30, 2025 were 5,850,906.

No share-based compensation expense was recorded during the interim period.

Note 8 – Earnings per Share

Basic and diluted earnings (loss) per share are calculated using the weighted-average number of ordinary shares outstanding during the period.

For the six months ended June 30, 2025, the Company reported a profit of USD 5.213 million (presented as a negative number in the Company’s historic reporting convention). Because the Company generated profit and had no dilutive securities, basic and diluted EPS are the same.

Note 9 – Income Taxes

The Company incurred no income tax expense during the interim period. Tax payable of USD (1) thousand represents adjustments related to prior-period estimates and immaterial routine reconciliations.

Note 10 – Related Party Transactions

Except for the Apollo loan arrangement discussed in Note 5, the Company had no related party transactions during the six-month period ended June 30, 2025.

No directors, officers, or significant shareholders engaged in transactions with the Company that require disclosure under ASC 850.

Note 11– Commitments and Contingencies

Commitments

As of June 30, 2025, the Company had no material contractual commitments, other than those disclosed in Note 6 relating to office lease obligations.

Contingencies

As of June 30, 2025, the Company was not subject to any material legal claims, investigations, guarantees, or indemnification obligations other than the previously disclosed shareholder derivative claim, which remained pending but inactive.

No contingencies requiring accrual or additional disclosure under ASC 450 were identified.

Note 12 – Subsequent Event: Loan-for-Equity Conversion Agreement With Apollo

Subsequent to June 30, 2025, the Company entered into an agreement with Apollo to convert the outstanding loan receivable into equity of Apollo. Under the executed terms, the Company will receive approximately 7.5% of Apollo’s fully diluted equity in exchange for extinguishment of the loan receivable.

The transaction represents a non-cash financing activity and will be recognized in accordance with ASC 321 (Investments in Equity Securities) upon closing.

Management determined that this does not require adjustment to the June 30, 2025 balances but should be disclosed as a non-recognized subsequent event under ASC 855.

On November 17, 2025, the Company held a special general meeting of shareholders to vote on the previously announced merger with MBody AI Corp. Approximately 98% of votes cast were in favor of the transaction.

The merger is expected to transform the Company into a Nasdaq-listed embodied-AI enterprise, subject to final regulatory and procedural conditions.

This event did not impact the Company’s financial position as of June 30, 2025 and is therefore disclosed as a non-recognized subsequent event under ASC 855.